

September 27, 2013

Via E-Mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Credit Suisse AG**
> **Forms 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **Form 6-K**
> **Filed July 31, 2013**
> **File Nos. 001-15244 and 001-33434**

Dear Mr. Mathers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

General

1.   We note that Byblos Bank and Mashreq Bank list you as a correspondent bank, that Byblos Bank has offices and branches in Syria and Sudan, and that Mashreq Bank has offices and branches in Sudan. We note also a 2013 news article discussing your cancellation of business in Cuba. As you know, Syria Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S.

economic sanctions and export controls. Please tell us about any contacts with Syria, Sudan and Cuba since your letters to us dated December 17, 2010 and January 19, 2011. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, since the referenced letters. Your response should describe any products or services you have provided to Syria, Sudan or Cuba directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of Syria, Sudan and Cuba or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Strategy, page 10

Organizational alignment, page 10

3. We note your disclosure that in November 2012 you integrated your former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division, including the majority of your securities trading and sales business in Switzerland, which was transferred from the Investment Banking division. You further disclose that you evolved certain responsibilities on your Executive Board so that the four heads of your two business divisions are each also responsible for one of your four regions. Please respond to the following regarding your segment disclosures:
   • Please tell us in detail how you evaluated the changes in your business structure and management reporting process in the context of ASC 280-10-50 in concluding that you have only two reportable segments. Please tell us who you consider to be the chief operating decision maker and segment managers under this guidance. Clarify the level at which these individuals regularly review the operating results, explaining how this changed with the November 2012 integration.
   • Specifically tell us whether you are aggregating operating segments to the new reportable segments, or whether your operating segments have been changed due to the changes in the information provided to your chief operating decision maker and to the way your chief operating decision maker assesses performance and makes

decisions about resource allocations. To the extent that you are aggregating multiple operating segments into a reportable segment, tell us how you determined that they met the criteria for aggregation under ASC 280-10-50-11 as well as paragraphs 280-10-55-7A to 7C and Example 2, Cases A and B.

Liquidity and Funding Management, page 96

Liquidity Risk Management Framework, page 97

Our approach to liquidity risk management, page 97

4.   We note that you began using the net stable financial ratio (NSFR) in 2012 as the primary tool to monitor your structural liquidity position and plan funding and as the basis for our funds transfer pricing policy. Given that neither the BCBS nor FINMA has finalized the rules regarding the calculation of NSFR, you stated that you made your own interpretation and assumptions in concluding that the company's NSFR under the current FINMA framework was in excess of 100% as of the end of 2012. Please expand your disclosure in future filings to discuss what your interpretations were and the assumptions made. To the extent that your interpretations and assumptions have changed since the prior period, please discuss such changes within your disclosure. Additionally, since the NSFR is not yet required to be disclosed pursuant to BCBS or FINMA rules, please label this ratio as "Non-GAAP" in your future filings until such time as it is a required disclosure. Refer to Item 10(e)(5) of Regulation S-K, and see Regulation S-K Compliance and Disclosure Interpretation 102.05 for guidance.

Liquidity Pool, page 98

5.   You disclose that you manage a sizeable portfolio of liquid assets that serves as a liquidity pool. In future filings, disclose the extent to which portions of this portfolio are required by regulatory authorities to be held in specific jurisdictions and are subject to transfer restrictions, providing quantification for any significant restricted portfolios.

6.   We note that your securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut that is applied for stress scenarios to reflect the risk that emergency funding may not be available at market value. As of December 31, 2012, your liquidity pool based on your internal model was CHF 127 billion, net of the stress level haircut. Please expand your disclosures in future filings to disclose the haircut used and the assumptions made in determining such haircut.

Market Risk, page 128

VaR, page 128

7.   We note your disclosure on page 129 that in the second quarter of 2012 you made
        changes to your asset-class methodology to better capture complex risk for exotic rate
        products. Please revise your future filings to more clearly describe the type and quantify
        the impact of changes that you made as well to more clearly explain the nature and risk of
        these exotic rate products.

Consolidated Financial Statements of Credit Suisse Group, page 221

8 – Trading Revenues, page 249

8.   Your table of Trading Revenues reflects a substantial decrease from CHF 5.0 billion in
        fiscal 2011 to CHF 1.2 billion in fiscal year 2012. It appears the majority of this decrease
        was due to lower revenues on interest rate products and negative revenues on credit
        products. However, we were unable to reconcile these changes to your segment
        discussions in your MD&A. Please address the following:
        •   Tell us how the changes in these trading revenues are reflected in your MD&A and in
            particular in your disclosure on pages 58-59 and 80. Provide us with a reconciliation
            of how your consolidated trading revenues are allocated between the two segments,
            and how the changes to your consolidated trading revenues are depicted in respective
            discussions of the results of operations for each segment.
        •   Tell us the reasons for these decreases, and revise your future filings to more clearly
            address these changes and to more clearly reconcile between consolidated trading
            revenues and your segment discussions. .

20 – Tax, page 273

Details of the tax effect of temporary differences, page 275

9.   You disclose that taxable gains on transfers of assets within the consolidated Group for
        which associated tax charges of CHF 1.5 billion have been deferred as other assets in
        accordance with ASC 810-10-45-8. You also disclose the deferral is amortized over a
        period of up to 15 years in line with ASC 810-10-45-8 principles and will be matched by
        future tax deductions. Please tell us the type of assets that were transferred and whether
        they are intended for internal use. In addition, explain to us how you determined that 15
        years was an appropriate amortization period.

31 – Guarantees and Commitments, page 309

10.   In your response to comment 20 in the letter dated August 23, 2011, you stated that you
        do not believe that it is possible to make a meaningful estimate of reasonably possible

losses regarding your mortgage repurchase claims as you have been unable to develop a model that can predict future exposures with sufficient accuracy based upon the heterogeneity of both our portfolio and our claim experience to date. Furthermore you state future claims will be significantly dependent on macro-economic factors that are difficult to predict and beyond your control. Given that you have been tracking and processing claims to repurchase mortgages for at least two years, it is unclear how much additional historical experience you need to reasonably estimate a range of loss, given that any such estimate would be expected to be revised over time as new information is obtained and you gain more experience in resolving these claims. Please revise your future filings to either provide an estimated range of reasonably possible loss, or provide more transparent disclosure of the reasons why you are unable to estimate such loss and when you expect to have sufficient processes in place to make such an estimate. To the extent that you continue to believe that you cannot reasonably make the estimate at this time for any of the portfolios sold, please confirm you will provide this disclosure in future filings once you are able to, as we believe this disclosure is required to be made pursuant to ASC 450.

33 – Financial Instruments, page 327

Transfers between level 1 and level 2, page 333

11.   We note that transfers out of level 1 to level 2 were primarily related to residential mortgage-backed securities in the fourth quarter of 2012 as pricing inputs became less observable. In future filings, please describe such pricing inputs and the events that occurred during the quarter which led to these inputs becoming less observable.

Qualitative disclosures of valuation techniques, page 338

Overview, page 338

Derivatives, page 340

12.   You disclose that in valuing your exchange-traded derivatives some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. Please disclose in future filings the amount of the liquidity adjustment, and explain how such adjustment is determined. Tell us whether any of these financial instruments were classified as Level 3.

Form 6-K filed July 31, 2013

Exhibit 99.1

BIS statistics – Basel III, page 47

13.   We note that you segregate risk-weighted assets (RWA) by risk type and business division on pages 47 – 48. Please provide a RWA rollforward in your future filings that separately quantifies changes in book size, book quality, and model changes by risk-weighted asset type, if possible.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Yolanda Trotter, Staff Accountant at (202) 551-3472 or me at (202) 551-3494 with any other questions.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn

                                        Kevin W. Vaughn
                                        Accounting Branch Chief